UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . . 2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER:
CUSIP:

(Check One): ☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2003

[    ] Transition Report on Form 10-K

[    ] Transition Report on Form 20-F

[    ] Transition Report on Form 11-K

[    ] Transition Report on Form 10-Q

[    ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MBIA Inc. 401(k) Plan

Full Title of the Plan

MBIA Inc.

Name of issuer of securities held pursuant to the plan

113 King Street

Address of Principal Executive Office (Street and Number)

Armonk, NY 10504

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to unanticipated administrative delays in the collection and compilation of certain information regarding the MBIA Inc. 401(k) Plan (the “Plan”), PricewaterhouseCoopers LLP, the Plan’s independent registered public accounting firm, was unable to provide their consent to the filing of the Plan’s audited financial statements for the year ended December 31, 2003 until shortly after the SEC’s 5:30 pm filing deadline on June 28, 2004. Therefore, MBIA Inc. was unable to file the Form 11-K on behalf of the Plan for the period ended December 31, 2003 within the prescribed time period without unreasonable effort or expense.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ram D. Wertheim, Esq. (914) 765-3945

(Name) (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identify report(s).	☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MBIA Inc. 401(k) Plan

(Name of Plan)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2004

MBIA INC. 401(k) PLAN

By:	/S/ NICHOLAS FERRERI
Nicholas Ferreri Vice President Chief Financial Officer

Accountant’s Statement Required by Rule 12b-25(c)

Due to unanticipated administrative delays in the collection and compilation of certain information regarding the MBIA Inc. 401(k) Plan (the “Plan”), we were unable to provide our consent to the filing of the Plan’s audited financial statements for the year ended December 31, 2003 until shortly after the SEC’s 5:30pm filing deadline on June 28, 2004. Therefore, MBIA Inc. was unable to file the Form 11-K on behalf of the Plan for the period ended December 31, 2003 within the prescribed time period without unreasonable effort or expense.

By:	/S/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

June 29, 2004